UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM              TO
COMMISSION FILE NUMBER: 1-4825

WEYERHAEUSER SALARIED AND NORPAC 401(k) PLAN
WEYERHAEUSER COMPANY
A Washington Corporation

Federal Way, Washington 98063
Telephone: (253) 924-2345

Financial Statements and Exhibit

Item 4:     Plan Financial Statements prepared in accordance with the financial reporting requirements of ERISA.

Weyerhaeuser Salaried and NORPAC 401(k) Plan statements of net assets available for benefits as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012, together with report of Independent Registered Public Accounting Firm.

Exhibit:     Consent of Independent Registered Public Accounting Firm

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Committee who administer the Weyerhaeuser Salaried and NORPAC 401(k) Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WEYERHAEUSER SALARIED AND NORPAC 401(k) PLAN
Date:	June 7, 2013

By:	/s/ Jerald W. Richards
Jerald W. Richards
Chairman
Administrative Committee

Report of Independent Registered Public Accounting Firm

The Administrative Committee
Weyerhaeuser Company:

We have audited the accompanying statements of net assets available for benefits of the Weyerhaeuser Salaried and NORPAC 401(k) Plan (the Plan) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.
/s/ KPMG LLP
Seattle, Washington
June 7, 2013

WEYERHAEUSER SALARIED AND NORPAC 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2012 and 2011
(Dollar amounts in thousands)

	2012	2011
Assets:
Plan interest in the Weyerhaeuser Company 401(k) and Performance Share Plan Trust:
Participant directed investments at fair value:
Weyerhaeuser Company Stock Fund	$213,904	$182,825
Shares of registered investment company funds:
Vanguard 500 Index Fund	323,451	304,238
Vanguard Extended Market Index Fund	144,523	136,587
Vanguard Prime Money Market Fund	42,711	37,402
Vanguard Target Retirement 2005 Fund	—	4,242
Vanguard Target Retirement 2010 Fund	4,257	3,918
Vanguard Target Retirement 2015 Fund	45,057	45,876
Vanguard Target Retirement 2020 Fund	16,555	9,394
Vanguard Target Retirement 2025 Fund	48,971	43,519
Vanguard Target Retirement 2030 Fund	6,454	4,114
Vanguard Target Retirement 2035 Fund	27,260	23,718
Vanguard Target Retirement 2040 Fund	3,266	2,015
Vanguard Target Retirement 2045 Fund	14,423	14,152
Vanguard Target Retirement 2050 Fund	2,932	1,517
Vanguard Target Retirement 2055 Fund	1,271	1,294
Vanguard Target Retirement 2060 Fund	21	—
Vanguard Target Retirement Income Fund	9,725	7,158
Vanguard Total Bond Market Index Fund	86,082	77,165
Vanguard Total International Stock Index Fund	96,842	86,850
Vanguard Wellesley Income Fund	191,882	175,914
Weyerhaeuser Stable Value Fund	251,192	261,965
Total investments	1,530,779	1,423,863
Contributions receivable:
Company matching	—	2
Participant	—	8
Total contributions receivable	—	10
Net assets reflecting all investments at fair value	1,530,779	1,423,873
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(12,172)	(12,338)
Net assets available for benefits	$1,518,607	$1,411,535
See accompanying notes to financial statements.

WEYERHAEUSER SALARIED AND NORPAC 401(k) PLAN
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2012
(Dollar amounts in thousands)

Additions:
Contributions:
Company matching	$11,343
Participant	45,211
Total contributions	56,554
Net investment income from the Weyerhaeuser Company 401(k) and Performance Share Plan Trust	220,482
Total additions	277,036
Deductions:
Benefits paid to participants	170,299
Net increase prior to plan transfers	106,737
Plan transfers, net	335
Net increase	107,072
Net assets available for benefits:
Beginning of year	1,411,535
End of year	$1,518,607
See accompanying notes to financial statements.

WEYERHAEUSER SALARIED AND NORPAC 401(k) PLAN
Notes to Financial Statements
December 31, 2012 and 2011

(1)	Description of the Plan
The following description of the Weyerhaeuser Salaried and NORPAC 401(k) Plan (the Plan) provides only general information. Participants should refer to the summary plan description and plan document for a more complete description of the Plan’s provisions.

(a)	General
The Plan is a defined contribution plan and was established April 1, 1968. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.
Any salaried employee of Weyerhaeuser Company (the Company) or of a participating subsidiary, certain hourly employees who are eligible for salaried benefits, and any hourly employee of Norpac Resources, Inc., a subsidiary of Weyerhaeuser at its Longview, Washington operations, are eligible to participate in the Plan. The president of the Company designates participating subsidiaries from among the eligible domestic corporations of which the voting stock is owned by the Company or one of its subsidiaries. No person covered by a collective bargaining agreement may participate unless such agreement expressly provides for participation. Newly eligible employees are automatically enrolled in the Plan at a contribution rate of 3% of pay and the rate increases 1% per year up to 7% of pay, unless the employees elect otherwise. Employees may opt out within 60 days of the enrollment kit mailing date and may discontinue contributing to the Plan at any time.
The Plan is administered by the Administrative Committee, which consists of certain employees of the Company. Vanguard Fiduciary Trust Company acts as the trustee, recordkeeper, and investment manager for the Plan. The Vanguard investment transactions qualify as party-in-interest and related party transactions.

(b)	Weyerhaeuser Company Stock Fund Dividend and Voting Rights
The portion of the Plan invested in the Weyerhaeuser Company Stock Fund is an Employee Stock Ownership Plan. Participants may elect to have any cash dividends due to them reinvested in the Weyerhaeuser Company Stock Fund or paid in cash. To the extent set forth by the terms of the Plan, participants may exercise voting rights by providing instructions to the trustee related to the number of whole shares of stock represented by the units of the Weyerhaeuser Company Stock Fund allocated to their accounts. Shares of stock for which the trustee does not receive instructions from participants are voted in the same proportions - for and against, respectively - as shares for which the trustee receives participant voting instructions.

(c)	Contributions
The Plan includes a qualified cash or deferred arrangement described in Section 401(k) of the Internal Revenue Code (IRC) that allows participants to designate any whole percent up to 75% of their eligible compensation to be contributed to the Plan, subject to certain limitations imposed under the IRC.
Participant contributions may be suspended under certain circumstances, at the participant’s request or upon a hardship withdrawal.
The Company matching contribution is discretionary as determined by the Weyerhaeuser Company Board of Directors (the Board); the Company matching contribution is approved at a rate of 50% on the first 6% of eligible compensation each pay period designated by each participant as the participant’s contribution. In addition to the Company matching contribution, a Company discretionary matching contribution can be made by action of the Board.
Company matching contributions are invested in accordance with each participant’s investment direction in effect at the time.

(d)	Participant Accounts
An individual account is maintained for each plan participant to reflect his or her share of the Plan’s income and losses, participant contributions and Company contributions. Allocations of income and losses are based on the number of units of the various investment funds assigned to each participant’s account on a daily basis.

(e)	Vesting
Participants are fully vested in their contributions and earnings thereon. The interest of a participant in the Company contributions and earnings thereon becomes fully vested upon the earliest date of one of the following events: (1) attainment of the requisite vesting service as described below, (2) retirement at normal or early retirement age under the employer’s defined benefit pension plan, (3) attaining age 65, (4) death or total and permanent disability while in the employer’s employ, (5) termination of service due to a plant closure or (6) upon termination of the Plan. The Plan also provides 100% vesting for all involuntary terminations except for violations of certain Company employee conduct standards as set forth in the Plan.
Employees who are eligible to participate in the Plan vest in their matching contributions and earnings thereon after six years of vesting service according to the following schedule.

Years of vesting service	Percent vested
Less than two years of service	—%
Two years of service	20%
Three years of service	40%
Four years of service	60%
Five years of service	80%
Six or more years of service	100%

If a participant is not fully vested in matching contributions upon severance of employment and does not return to active employment with the Company within five years, the participant forfeits matching contributions to the extent they are not vested. Forfeited Company contributions are used to reduce future Company contributions. During 2012, approximately $525,000 of forfeitures were used to reduce Company contributions. There were approximately $909,000 and $226,000 of unallocated forfeitures as of December 31, 2012 and 2011, respectively.

(f)	Investment Options
Participants are allowed to change their investment election for future contributions at any time. Participants have the option to invest up to 100% of their contributions, in 1% increments, in any of the investment options listed below. If a Plan participant does not specify the investment fund in which to invest deferral or rollover contributions, such contributions will be invested in the Plan’s qualified default investment alternative (QDIA) which is the Vanguard Target Retirement Fund closest to the participant’s retirement age, assuming a retirement age of 65.
Weyerhaeuser Company Stock Fund
Vanguard 500 Index Fund
Vanguard Extended Market Index Fund
Vanguard Prime Money Market Fund
Vanguard Target Retirement 2005 Fund*
Vanguard Target Retirement 2010 Fund
Vanguard Target Retirement 2015 Fund
Vanguard Target Retirement 2020 Fund
Vanguard Target Retirement 2025 Fund
Vanguard Target Retirement 2030 Fund
Vanguard Target Retirement 2035 Fund
Vanguard Target Retirement 2040 Fund

Vanguard Target Retirement 2045 Fund
Vanguard Target Retirement 2050 Fund
Vanguard Target Retirement 2055 Fund
Vanguard Target Retirement 2060 Fund
Vanguard Target Retirement Income Fund
Vanguard Total Bond Market Index Fund
Vanguard Total International Stock Index Fund
Vanguard Wellesley Income Fund
Weyerhaeuser Stable Value Fund
*In 2012, the Vanguard Target Retirement 2005 fund merged with the Vanguard Target Retirement Income Fund.
Participants may reallocate funds in their accounts related to participant and Company contributions among the investment options offered by the Plan on a daily basis.

(g)	Valuation Frequency
Account balances are valued on a daily basis.

(h)	Payment of Benefits
Participant contributions made before 1983 and earnings thereon may be withdrawn at any time upon request. Participant contributions made after 1982 and amounts in the rollover portion of accounts may be withdrawn for financial hardship subject to restrictions under the IRC and the Plan. Participant contributions may also be withdrawn after attaining age 59½. The vested interest in Company matching contributions, performance share contributions and rollover portions of the account may be withdrawn two full calendar years after the date of the contribution or rollover, after five years of service or after attaining age 59½. In addition, a participant may elect to receive in cash any cash dividends paid with respect to units of the Weyerhaeuser Company Stock Fund allocated to the participant’s account or to direct payment to the participant’s account for reinvestment in the Weyerhaeuser Company Stock Fund. Additional distribution options (as described in the Plan) may be available to participants who participated in a plan that was merged into the Plan.
Participants who have terminated employment and whose vested account balance exceeds $5,000 shall receive a distribution of their entire interest in the Plan when they so elect or at age 65. Participants whose accounts are valued at $1,000 or less receive a distribution of their entire interest in the Plan after termination of employment. Participants with balances less than $5,000 and more than $1,000 receive a distribution in the form of a rollover to an individual retirement account, unless otherwise elected after termination of employment. The nonvested portions of participants’ accounts are forfeited upon distribution of the accounts or after a five-year period of severance, whichever is earlier.

(i)	Expenses of the Plan
The employer generally pays the costs of administering the Plan, including fees and expenses of the trustee, the recordkeeper and the independent registered public accounting firm. Participants pay a fee to the recordkeeper to process requests for hardship withdrawals and Qualified Domestic Relations Orders. Brokerage fees, stock transfer taxes and other investment management fees directly incurred by the trustee in buying and selling any assets of each fund are paid by Weyerhaeuser Company 401(k) and Performance Share Master Trust (Master Trust) out of such fund as a part of the cost of such assets, or as a reduction of the proceeds received from the sale of such assets. Participants are charged a 2% redemption fee for transfers from the Vanguard Total International Stock Index Fund (the International Fund) when the investment in the International Fund has been held for less than two months. The 2% fee is calculated on the amount transferred and is paid back into the International Fund. These fees, if any, are included as a component of net investment income in the Statement of Changes in Net Assets Available for Benefits.

(2)	Summary of Accounting Policies

(a)	Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles.
Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment to state the fully benefit-responsive investment contracts at contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. See also Note 6: Guaranteed Investment Contracts.

(b)	Participation in the Master Trust and Unit Accounting
All of the Plan’s investments are held in the Master Trust. The Master Trust held assets of two 401(k) plans of the Company as of December 31, 2012 and 2011. The Master Trust and the Plan use unit accounting for recordkeeping purposes. Each “unit” represents a portion of ownership in a fund. See Note 7: Interest in Master Trust for investment valuation and interest in the Master Trust at fair value.

(c)	Income Recognition and Net Investment Income from the Master Trust
Within the Master Trust, purchases and sales of securities are recorded on a trade-date basis. Interest income is accrued when earned. Dividends are recorded on the ex-dividend basis. The change in fair value of assets from one period to the next and realized gains and losses are recorded as net appreciation or depreciation in fair value of investments. Total investment income of the Master Trust as presented in Note 7: Interest in Master Trust is allocated to each plan investing in the Master Trust based on the units of each fund held by the plan.

(d)	Risks and Uncertainties
The Master Trust and Plan assets are invested in a variety of investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

(e)	Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

(f)	Payment of Benefits
Benefits are recorded when paid.

(g)	Valuation of Master Trust and Plan Investments
The fair value of Master Trust investments are based upon the information available at year end. Master Trust investments are stated at fair value based upon the amount that would be received in an orderly transaction between market participants at the reporting date. Master Trust investments are not valued based upon a forced or distressed sale scenario. Instead, both observable and unobservable inputs that reflect assumptions applied by market participants when setting the exit price of an investment in an orderly transaction within the principal market of that investment are considered.

Master Trust investments are valued based upon the observability of exit pricing inputs and classified based upon the lowest level input that is significant to the fair value measurement of the Master Trust investments in their entirety. The fair value hierarchy followed is outlined below:
Level 1: Inputs are unadjusted quoted prices for identical assets and liabilities traded in an active market.
Level 2: Inputs are quoted prices in non-active markets for which pricing inputs are observable either directly or indirectly at the reporting date.
Level 3: Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.
Investments with readily available quoted prices in an active market or those for which fair value can be measured from actively quoted prices will have a higher degree of market price observability and thus, a lesser degree of judgment applied when measuring fair value than those with unobservable pricing inputs.

(3)	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the IRC. In the event of plan termination, participants will become fully vested in their accounts.

(4)	Tax Status
The Plan has received a favorable determination letter from the Internal Revenue Service stating that the Plan qualifies under Section 401(a) of the IRC. The Plan has subsequently been amended. Management believes the Plan is designed and is currently being operated in compliance with the applicable requirements of Section 401(a) of the IRC, and as a result, is exempt from federal income taxes under Section 501(a) of the IRC. Employees who participate in the Plan are subject to federal income tax on distributions from the Plan in accordance with the provisions of Section 402 of the IRC.
U.S. generally accepted accounting principles require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; the Plan is under exam for the plan year ended December 31, 2010. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

(5)	Plan Transfers
Plan transfers represent the net amount of participant account balances transferred during the year to the Plan from other plans within the Master Trust as a result of participants changing employment within the Company and related changes in their eligibility status.

(6)	Guaranteed Investment Contracts
Fully benefit-responsive guaranteed investment contracts (GICs) and synthetic guaranteed investment contracts (Synthetic GICs) (the Contracts) included in the Weyerhaeuser Stable Value Fund are valued at fair value and adjusted to contract value, which represents the principal balance of the Contracts, plus accrued interest at the stated contract rate, less payments received and contract charges by the insurance companies. The GICs are issued by a variety of insurance companies. The GIC issuers are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan through the Master Trust. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Synthetic GICs are investments that simulate the performance of a traditional GIC through the use of Vanguard fixed income common commingled trust funds and benefit-responsive wrapper contracts issued by insurance companies to provide market and cash flow protection at stated interest rates. The fair value of the Synthetic GICs held in the Master Trust is $315 million as of December 31, 2012 and $340 million as of December 31, 2011. The contracts do not permit the insurance companies to terminate the agreements prior to the scheduled maturity dates. There are no reserves against contract value for credit risk of the contract issuers or otherwise.

Certain events may limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (a) amendments to plan documents (including complete or partial plan termination or merger with another plan); (b) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (c) bankruptcy of the plan sponsor or other plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan or (d) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
Under the terms of the Contracts, the crediting interest rates are determined quarterly based on the insurance companies’ applicable rate schedules. The aggregate average yield of the Contracts in the Master Trust for the years ended December 31, 2012 and 2011 was 2.53% and 3.3%, respectively. The aggregate average yield credited to participants in the plans in the Master Trust for the years ended December 31, 2012 and 2011 was 2.29% and 3.0% , respectively.
The administrative committee plans to change the investment manager for the Stable Value Fund to Invesco Advisers, Inc. on June 19, 2013.

(7)	Interest in Master Trust

(a)	Values of Investments Held by the Master Trust
At December 31, 2012 and 2011, the Plan’s interest in the net assets of the Master Trust was approximately 82%. The following table presents the values of investments held by the Master Trust as of December 31, 2012 and 2011:

	December 31, 2012	December 31, 2011
	(Dollar amounts in thousands)
Investments:
Investment in shares of registered investment company funds and Company stock at fair value:
Weyerhaeuser Company Stock Fund including cash equivalents of $343 and $ —, respectively	$267,695	$227,603
Vanguard 500 Index Fund	392,452	373,401
Vanguard Extended Market Index Fund	169,794	161,456
Vanguard Prime Money Market Fund	47,483	42,409
Vanguard Target Retirement 2005 Fund	—	5,324
Vanguard Target Retirement 2010 Fund	4,796	4,280
Vanguard Target Retirement 2015 Fund	53,437	53,457
Vanguard Target Retirement 2020 Fund	20,453	12,377
Vanguard Target Retirement 2025 Fund	57,965	51,781
Vanguard Target Retirement 2030 Fund	7,686	4,926
Vanguard Target Retirement 2035 Fund	31,459	27,274
Vanguard Target Retirement 2040 Fund	4,543	2,384
Vanguard Target Retirement 2045 Fund	16,857	15,915
Vanguard Target Retirement 2050 Fund	3,709	1,916
Vanguard Target Retirement 2055 Fund	1,550	1,333
Vanguard Target Retirement 2060 Fund	31	—
Vanguard Target Retirement Income Fund	12,243	8,413
Vanguard Total Bond Market Index Fund	100,455	89,751
Vanguard Total International Stock Index Fund	112,079	100,529
Vanguard Wellesley Income Fund	228,060	208,954
Investments in Weyerhaeuser Stable Value Fund at fair value:
Traditional guaranteed investment contracts	5,838	—
Synthetic guaranteed investment contracts:
Common commingled trust funds	314,720	340,003
Wrapper contracts	70	111
Vanguard Prime Money Market Fund	12,085	3,593
Pending trades and other	(307)	395
Total investments at fair value	1,865,153	1,737,585
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(16,107)	(16,207)
Total investments	$1,849,046	$1,721,378

(b)	Investment Valuation and Interest in the Master Trust at Fair Value
The interest in the Master Trust at fair value includes the value of fund assets plus any accrued income. Investments in shares of registered investment company funds are reported at fair value based on quoted market prices. The fair value of the Weyerhaeuser Stable Value Fund is calculated by discounting the related cash flows based on the Ryan yield curve and the fair values of the underlying investments and the wrapper contracts. The Weyerhaeuser Company Stock Fund is valued at fair value based on its year-end unit closing price (comprised of year-end market price plus cash equivalent position held if any).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Master Trust and Plan believe valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Additional fair value information related to the investments held by the Master Trust as of December 31, 2012 and 2011 is provided in the following tables:

Fair Value Measurements for Master Trust at December 31, 2012
	Quoted prices in active markets	Significant other observable inputs	Significant unobservable inputs
	(Level 1)	(Level 2)	(Level 3)	Totals
	(Dollar amounts in thousands)
Registered Investment Company Funds	$1,265,052	$—	$—	$1,265,052
Weyerhaeuser Company Stock Fund	—	267,695	—	267,695
Weyerhaeuser Stable Value Fund	12,085	320,321	—	332,406
Totals	$1,277,137	$588,016	$—	$1,865,153

Fair Value Measurements for Master Trust at December 31, 2011
	Quoted prices in active markets	Significant other observable inputs	Significant unobservable inputs
	(Level 1)	(Level 2)	(Level 3)	Totals
	(Dollar amounts in thousands)
Registered Investment Company Funds	$1,165,880	$—	$—	$1,165,880
Weyerhaeuser Company Stock Fund	—	227,603	—	227,603
Weyerhaeuser Stable Value Fund	3,593	340,509	—	344,102
Totals	$1,169,473	$568,112	$—	$1,737,585

(c)	Investment Income of the Master Trust
The following table presents the investment income of the Master Trust for the year ended December 31, 2012 (dollar amounts in thousands):

Investment income:
Net appreciation/(depreciation) in fair value of investments:
Weyerhaeuser Company Stock Fund	$100,341
Vanguard 500 Index Fund	49,211
Vanguard Extended Market Index Fund	25,721
Vanguard Target Retirement 2005 Fund	146
Vanguard Target Retirement 2010 Fund	313
Vanguard Target Retirement 2015 Fund	4,554
Vanguard Target Retirement 2020 Fund	1,312
Vanguard Target Retirement 2025 Fund	5,615
Vanguard Target Retirement 2030 Fund	628
Vanguard Target Retirement 2035 Fund	3,433
Vanguard Target Retirement 2040 Fund	379
Vanguard Target Retirement 2045 Fund	2,048
Vanguard Target Retirement 2050 Fund	336
Vanguard Target Retirement 2055 Fund	162
Vanguard Target Retirement 2060 Fund	(2)
Vanguard Target Retirement Income Fund	629
Vanguard Total Bond Market Index Fund	656
Vanguard Total International Stock Index Fund	14,316
Vanguard Wellesley Income Fund	10,886
Dividend income	38,676
Interest income	9,398
Net investment income	$268,758

(8)	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net increase prior to plan transfers per the financial statements for the year ended December 31, 2012 to net income per Form 5500 (dollar amounts in thousands):

Statement of changes in net assets available for benefits:
Net increase prior to plan transfers per the financial statements	$106,737
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	(166)
Net income per Form 5500	$106,571

(9)	Subsequent Events
Subsequent events have been evaluated through the date the financial statements were issued.